ROCKWELL VENTURES INC.
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
tel 604 684 6365

Dear Fellow Shareholder:

On behalf of the Board of Directors, I am pleased to report on the excellent progress Rockwell has made this past year in preparation for the upcoming Annual General Meeting to be held on Wednesday, November 22, 2006. Attached is a copy of the proxy materials, providing information regarding the business to be covered at the meeting, a description of the Company, its Directors and other related matters. If you have any questions about the proxy materials, please contact our Investor Services department.

It has been an important and eventful year for Rockwell. In late 2005, Rockwell identified a series of high interest alluvial diamond projects in southern Africa and embarked on a program to evaluate and secure these projects. After months of extensive investigation and due diligence, the Company announced on June 30, 2006, its intention to acquire four alluvial diamond properties in southern Africa:

  Holpan/Klipdam Property, north of Kimberley in South Africa;
  Wouterspan Property, southwest of Kimberley in South Africa;
  Galputs Minerale Project, located in Namaqualand, South Africa; and
  Kwango River Project, Democratic Republic of Congo (DRC).

Diamondiferous gravels are present in all of these project areas, with mining operations at Holpan/Klipdam, evaluation and trial mining at Wouterspan, and planning and project initiation underway for the project in the DRC.

The Holpan/Klipdam property hosts an extensive alluvial diamond deposit. Production has averaged above US$1000 per carat in 2006, and mining has yielded 24 stones larger than 20 carats since January 1, 2006. A 43.96 carat stone was produced in June 2006 that sold for US$10,755 per carat.

At Wouterspan, drilling and trial mining has indicated an extensive alluvial deposit with an average stone size of ~2 carats. Since January 1, 2006, Wouterspan has produced 42 stones larger than 20 carats. Diamonds of exceptional value have been recovered, including a 157 carat stone that sold for approximately US$5.7 million.

At the Kwango River project, alluvial diamond deposits occur as gravel assemblages in the present day river and as extensive older terraces adjacent to it. The Government Valuator in Kinshasa has valued parcels of diamonds from recent small scale mining in the range of US$85-US$110 per carat.

Rockwell is focused on creating a growth-oriented mid-tier diamond mining and development company that has significant upside potential and leverage to exceptional high-value gemstones. The exceptionally large (predominantly 2 carats and above) high value diamonds (>US$1000 per carat) recovered from the Holpan/Klipdam and Wouterspan projects will provide Rockwell with a unique position in the top end of world diamond production. Plus 2 carat stones make up 7% of the volume but about 45% of the total value of world diamond production. These diamonds maintain their value during market turbulence. Together with the diamond potential in the DRC, these projects will fill a key niche in the world diamond trade, thereby facilitating Rockwell’s strategic objectives for growth.

The Annual General Meeting is an opportunity to share the details of our plans for the upcoming year and to respond to any questions you may have regarding the Company. I look forward to seeing you at the meeting.

Yours sincerely,

John Bristow
President and COO